Euroholdings Ltd Announces 2026 Annual Meeting of Shareholders

Maroussi, Athens, Greece, June 23, 2026 - Euroholdings Ltd (NASDAQ: EHLD, the “Company” or “Euroholdings”) announced today that it has scheduled its Annual Meeting of Shareholders for July 23, 2026, at 2:00 p.m. local time at 4 Messogiou & Evropis Street, 15124 Maroussi, Greece (the “Annual Meeting”).

The record date for determining shareholders entitled to participate in the Annual Meeting is June 16, 2026. The business of the Annual Meeting is to elect two Class B directors to serve until the 2029 annual meeting of shareholders and until their successors are elected and qualified, and to ratify the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

Annual Meeting documentation and instructions for voting are expected to be mailed to all shareholders of record on or about June 23, 2026, and will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at www.sec.gov. Notice of the Annual Meeting and the related proxy statement are also available free of charge in the investor relations section on the Company’s website: https://euroholdings.gr/investor-relations/agm-materials/investor-relations/#. Information on or accessed through the Company’s website is not incorporated by reference herein.

Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.

Contacts

Company:

Tasos Aslidis

Chief Strategy Officer & Treasurer

Euroholdings Ltd

(908) 301-9091

aha@euroholdings.gr

Investor Relations / Financial Media:

Nicolas Bornozis / Markella Kara

Capital Link, Inc.

230 Park Avenue, Suite 1540

New York, N.Y. 10169

Tel: +1 (212) 661-7566

euroholdings@capitallink.com

About Euroholdings Ltd

Euroholdings is an international shipping company specializing in seaborne transportation services. The Company was formed on March 20, 2024, under the laws of the Republic of the Marshall Islands and is listed on the Nasdaq Capital Market under the symbol EHLD. The Company has a fleet of two feeder container carriers with a total carrying capacity of 3,171 TEU and one medium range (MR) product tanker with a capacity of 49,997 dwt. The Company has agreed to acquire a medium-range (MR) product tanker vessel with capacity of 49,997 dwt, built in 2015 in South Korea, from a related party of Marla Investments Inc., the Company’s majority shareholder, not under common control. Delivery of the vessel is expected between mid-June and mid-August 2026.

Forward-Looking Statements

This press release contains forward-looking statements, including as defined under U.S. federal securities laws, concerning future events. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions.  Words such as “anticipates,” “may,” “ongoing,” “potential,” “predicts,” “projects,” “should,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities; risks associated with pandemics, including their effects on demand for containerized cargoes and petroleum products and other cargoes transported by container carriers and product tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”). Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.